UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           ACCLAIM ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)


                                    004325205
                                    ---------
                                 (CUSIP Number)

                      ALEXANDRA INVESTMENT MANAGEMENT, LLC
                              MIKHAIL A. FILIMONOV
                                DIMITRI SOGOLOFF
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 808-3780
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                            Thomas More Griffin, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000

                                  June 14, 2001
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
        statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                              Page 1 of 31 pages
                                                              Exhibit Index
                                                              Appears on Page
10

                                 SCHEDULE 13D/A
CUSIP No.  004325205                                         PAGE 2 OF ___ PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexandra Investment Management, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER

SHARES                         3,681,882  shares**
                             ---------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER


OWNED BY                     ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH
                               3,681,882  shares**

REPORTING                    ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

PERSON WITH

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,681,882  shares**

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.83%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IA, CO

--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                 SCHEDULE 13D/A
CUSIP No.  004325205                                         PAGE 3 OF ___ PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mikhail A. Filimonov

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER

SHARES
                             ---------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER

OWNED BY                       3,681,882  shares**
                             ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH

REPORTING                    ___________________________________________________
                      10     SHARED DISPOSITIVE POWER
PERSON WITH
                               3,681,882  shares**

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,681,882  shares**

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.83%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                 SCHEDULE 13D/A
CUSIP No.  004325205                                         PAGE 4 OF ___ PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dimitri Sogoloff

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF, OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
NUMBER OF             7      SOLE VOTING POWER

SHARES
                             ---------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER

OWNED BY                       3,681,882  shares**
                             ---------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
EACH

REPORTING                    ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
PERSON WITH
                               3,681,882  shares**

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,681,882  shares**

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.83%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

ITEM 1.        SECURITY AND ISSUER.
               -------------------

               This Schedule 13D relates to the shares of Common Stock, $0.02 par value per share (the "Common Stock") of Acclaim Entertainment, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at One Acclaim Plaza, Glen Cove, New York 11542.

               This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2.        IDENTITY AND BACKGROUND.
               -----------------------

               (a) The persons filing this Schedule are (i) Alexandra Investment Management, LLC, a Delaware limited liability company (the "Adviser"); (ii) Mr. Mikhail A. Filimonov, the Chairman, Managing Member and Chief Investment Officer of the Adviser; and (iii) Mr. Dimitri Sogoloff, Managing Member and Chief Operations Officer of the Adviser (the Adviser and Messrs. Filimonov and Sogoloff sometimes being referred to herein collectively as the "Reporting Persons"). This Schedule 13D reports the ownership of shares of Common Stock that may be deemed to be beneficially owned by the Adviser and, indirectly, by Messrs. Filimonov and Sogoloff, as principals of the Adviser, by reason of their power to direct the voting and disposition of such shares.

               (b) The principal business of the Adviser is investment management. The principal place of business of the Adviser is 237 Park Avenue, New York, New York 10017. Mr. Filimonov is the Chairman, Managing Member and Chief Investment Officer of the Adviser. Mr. Sogoloff is a Managing Member and the Chief Operations Officer of the Adviser.

               (c) The principal business of Mr. Filimonov is to act as Chairman, Managing Member and Chief Investment Officer of the Adviser. The principal business of Mr. Sogoloff is to act as a Managing Member and the Chief Operations Officer of the Adviser. The business address of both Messrs. Sogoloff and Filimonov is c/o the Adviser at 237 Park Avenue, New York, New York 10017.

               (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Messrs. Filimonov and Sogoloff is each a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               --------------------------------------------------

               The Adviser currently may be deemed to beneficially own 3,681,882 shares of Common Stock. Such shares were acquired by the Adviser in two private purchase transactions with the Company as described herein. There transactions are referred to herein as the "Purchase Transactions".

               Pursuant to a Note and Common Stock Purchase Agreement dated April 10, 2001 between the Company and Alexandra Global Investment Fund I, Ltd. ("Fund") (the "First Purchase Agreement"), on behalf of the Fund the Adviser sold to the Company its 10% Convertible Subordinated Notes due 2002 ("Notes") in the principal amount of $7,200,000 for an aggregate purchase price of $3,275,000 (plus accrued interest in the amount of $82,000), consisting of 1,660,000 shares of Common Stock and $1,282,000 in cash. Concurrently with the purchase of the Notes, the Company sold to the Fund 1,660,000 shares of Common Stock for an aggregate purchase price of $2,075,000, or $1.25 per share. The Company has filed a registration statement (Registration No. 333-59048) (the "Registration Statement") with respect to the shares of Common Stock. In addition, (x) the Company agreed to issue to the Fund up to an additional 1,328,000 shares of its Common Stock based on and to the extent the average closing price of the Common Stock is less than $.90 and more than $.50 per share over a 20-day period prior to the third day before effectiveness of the Registration Statement, and (y) the Company has agreed to issue 250,000 shares of Common Stock to the Fund if the Registration Statement is not declared effective by the SEC on or before July 15, 2001.
               Pursuant to a Note Purchase Agreement dated June 14, 2001 between the Company and the Fund (the "Second Purchase Agreement"), on behalf of the Fund the Adviser sold to the Company additional Notes in the aggregate principal amount of $6,650,000 for 2,021,882 shares of Common Stock. The Company has agreed to include such shares in the Registration Statement; if such shares are not included in the Registration Statement, the Company has agreed to file another registration statement with respect to the shares of Common Stock. In addition, the Company agreed to issue to the Fund 250,000 shares if the shares issued pursuant to the Second Purchase Agreement are not included in a registration statement declared effective by the SEC on or before August 16, 2001.
               The Adviser purchased the Notes with working capital and margin borrowings.

ITEM 4.        PURPOSE OF TRANSACTION.
               ----------------------

               The Adviser has acquired the shares of Common Stock pursuant to the Purchase Transactions for investment. The Reporting Persons may acquire additional Notes and shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such Notes and shares of Common Stock at any time.

               Other than as set forth in the preceding paragraph of this Item 4, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

               (a) As of the date hereof, the Adviser may be deemed to beneficially own 3,681,882 shares of Common Stock, comprising approximately 5.83% of the approximately 63,097,973 shares of Common Stock outstanding (this outstanding share number was determined by taking the Company's outstanding shares of Common Stock, 61,076,091, as reported in the Company's Amendment No. 1 to its Form S-3 filed June 13, 2001 ("Registration No. 333-59048"), and adding to it the 2,021,882 shares issued pursuant to the Second Purchase Agreement). In their capacities as principals of the Adviser, such shares also may be deemed to be beneficially owned indirectly to Messrs. Filimonov and Sogoloff.

               (b) The Adviser, in its capacity as investment adviser, may be deemed to have the power to vote or to dispose of the 3,681,882 shares of Common Stock. In their capacities as principals of the Adviser, Messrs. Filimonov and Sogoloff have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the Exchange Act.

               (c) The Adviser acquired the shares of Common Stock pursuant to the Purchase Transactions. Neither the Adviser nor any other Reporting Person has acquired shares of Common Stock in the open market in the last sixty (60) days.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, other than the Reporting Persons.

               (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               ------------------------------------

               The Fund and the Company entered into the First Purchase Agreement and Second Purchase Agreement. These Agreements are described in Item 3, are fully incorporated herein by reference and are attached hereto as Exhibits 2 and 3.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

               The following Exhibits are filed:

               Exhibit 1     Joint Filing Agreement

               Exhibit 2 Note and Common Stock Purchase Agreement dated April 10, 2001 between the Company and the Fund

               Exhibit 3 Note Purchase Agreement dated June 14, 2001 between the Company and the Fund

                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 2001

                                   ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                   By:    /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                          Mikhail A. Filimonov, Managing Member

                                          /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                              MIKHAIL A. FILIMONOV

                                          /s/ Dimitri Sogoloff
                                          --------------------------------------
                                              DIMITRI SOGOLOFF

                                  EXHIBIT INDEX
                                  -------------




Number       Description                                                    Page
------       -----------                                                    ----

1            Joint Filing Agreement                                          11

2            Note and Common Stock Purchase Agreement
             dated April 10, 2001 between the Company
             and the Fund                                                    12

3            Note Purchase Agreement dated June 14,
             2001 between the Company and the Fund                           22

                                    Exhibit 1
                                    ---------

            AGREEMENT WITH RESPECT TO THE FILING OF JOINT ACQUISITION
                    STATEMENTS UNDER RULE 13D-1(f) UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

               Each of the undersigned hereby agrees, with respect to the filing of a statement on Schedule 13D, dated the date hereof, relating to the Common Stock of Acclaim Entertainment, Inc., and any and all amendments relating thereto, that such statement (and any and all amendments thereto) is or will be filed on behalf of each of them, it being understood and agreed, as provided in the aforesaid Rule 13d-1(f)(1), that each such person is responsible for the completeness and accuracy of the information concerning such person contained therein, but is not responsible for other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

Date:  June 18, 2001

                                   ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                   By:    /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                          Mikhail A. Filimonov, Managing Member

                                          /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                              MIKHAIL A. FILIMONOV

                                          /s/ Dimitri Sogoloff
                                          --------------------------------------
                                              DIMITRI SOGOLOFF

                                                                       Exhibit 2
                                                                       ---------



                    NOTE AND COMMON STOCK PURCHASE AGREEMENT
                    ----------------------------------------

        This Note and Common Stock Purchase Agreement (the "Agreement") is made this 10th day of April, 2001 (the "Effective Date") by and between Alexandra Global Investment Fund I, Ltd., a British Virgin Islands international business company (the "Seller"), and Acclaim Entertainment, Inc., a Delaware corporation (the "Company").

                                    RECITALS
                                    --------

        WHEREAS, the Seller is the legal and beneficial owner and holder of certain of the Company's note(s) in the aggregate principal amount of $7,200,000 (the "Note"), originally issued as part of the Company's private placement of $50,000,000 aggregate principal amount of 10% Convertible Subordinated Notes due in 2002 (the "Issuance");

        WHEREAS, both the Issuance and the Note are governed by an Indenture between the Company and IBJ Schroeder Bank & Trust Company (the "Trustee"), dated as of February 26, 1997 (the "Indenture");

        WHEREAS, the Company wishes to purchase the Note from Seller upon the terms and subject to the conditions of this Agreement; and

        WHEREAS, in connection with the Company's purchase of the Note, the Seller is concurrently purchasing from the Company 1,660,000 shares (the "Purchased Stock") of the Company's common stock, par value $0.02 per share (the "Common Stock").

                                    AGREEMENT
                                    ---------

     The parties hereto hereby agree as follows:

     1.    Purchase and Sale.

           (a) Purchase and Sale of Note. The Seller hereby transfers, assigns and sells to the Company, and the Company hereby purchases from the Seller, the Note for an aggregate purchase price of $3,275,000 (plus accrued interest thereon in the amount of $82,000) (the "Note Price"), as reflected in paragraph 1(e) below.

           (b) Delivery of Note. The parties acknowledge that the Seller has instructed Credit Suisse First Boston (Europe) Limited to transfer the Note to the Trustee, and the Company has in turn instructed the Trustee to cancel the Note as a result of the transactions contemplated hereby.

           (c) Purchase and Sale of Purchased Stock. The Company hereby sells and delivers to the Seller, and the Seller hereby purchases from the Company, the Purchased Stock, at a purchase price of $1.25 per share, or an aggregate purchase price for all the Purchased Stock of $2,075,000 (the "Stock Price") as reflected in paragraph 1(e) below.

           (d) Delivery of Purchased Stock. The Company has delivered to the Seller share certificate no. 19684 representing the shares of Purchased Stock, and the Seller hereby acknowledges receipt thereof.

           (e) Additional Delivery. In consideration of the purchase by the Company of the Note for the Note Price, and the purchase by the Seller of the Purchased Stock for the Stock Price, the Company hereby pays to Seller $1,282,000 in cash by wire transfer of immediately available funds to an account designated by Seller, the receipt of which is hereby acknowledged, representing the difference between the Note Price and the Stock Price (the "Purchase Price").

     2. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Company that:

           (a) Right, Title and Interest to Note. The Seller is the legal and beneficial owner of the Note and is in valid possession of all right, title and interest to the Note, and when the Note is delivered to the Company pursuant hereto, the Company will acquire good and marketable title thereto, free and clear of all liens, restrictions, claims, charges and encumbrances ("Liens") and is not subject to any adverse claim.

           (b) Authorization and Validity of Agreement. The Seller has the power and authority and has taken all necessary actions to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all other actions required to be taken by it pursuant to the provisions hereof. This Agreement has been duly executed and delivered by the Seller. This Agreement is legal, valid and binding upon and enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization, or other similar laws affecting the enforcement of creditors' rights generally.

           (c) No Conflict with Other Instruments. The Seller is not subject to any agreement, instrument, judgment, order, document or other restriction of any kind that would prevent the consummation of the transactions contemplated by this Agreement. The consummation of the transactions hereunder will not cause a breach or default by the Seller under any such agreement, instrument, judgment, order, or document to which the Seller is a party.

           (d) Investment Representations. Subject to the registration provisions set forth in Section 6 of this Agreement, the Seller understands that the shares of Purchased Stock (and any other shares of Common Stock acquired hereunder) have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Seller also understands that the shares of Purchased Stock (and such other shares of Common Stock) are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Seller's representations contained in this Section 2(d). In that regard, the Seller hereby represents and warrants as follows:

           (i) Seller Bears Economic Risk. The Seller has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Seller understands and accepts that it must bear the economic risk of this investment indefinitely unless the shares of Purchased Stock (and any other shares of Common Stock acquired hereunder) are registered pursuant to the Securities Act, or an exemption from registration is available. Section 6 of this Agreement contains Seller's registration rights for the Purchased Stock and any other shares of Common Stock issued to Seller pursuant to this Agreement.

           (ii) Acquisition for Own Account. The Seller is acquiring the shares of Purchased Stock, and any other shares of Common Stock acquired hereunder, for the Seller's own account for investment only, and not with a view towards, or for resale in connection with (except as may be set forth in the "Plan of Distribution" section contained in the Registration Statement (as hereinafter defined)), their distribution in any transaction that would be in violation of the securities laws of the United States of America or any State thereof. Seller understands that the Purchased Stock (and any other shares of Common Stock acquired hereunder) have not been approved or disapproved by the Securities and Exchange Commission (the "Commission"), or any other federal or state agency, nor has the Commission or any such agency passed upon the accuracy or adequacy of any of the information provided to the Seller.

           (iii) Accredited Investor. The Seller is an "accredited investor" within the meaning of Regulation D under the Securities Act. The address of Seller set forth on the signature page hereto is Seller's current address.

           (iv) Company Information. The Seller has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. The Seller has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of its investment in the shares of Purchased Stock.

           (v) No Oral Representations. In making the Seller's investment in the Company, no oral representations or warranties have been made to the Seller. The Seller acknowledges that it has been advised that no person is authorized to give any information or to make any statement not contained in any of the written information provided to the Seller by the Company and that any information or statement not made by such person must not be relied upon as having been authorized by the Company or any professional advisors or counsel thereto. The Seller and the Seller's representatives must rely on their own due diligence of the Company and any other investigations deemed necessary for the purpose of determining whether to proceed with the investment in the Company.

           (vi) Purchased Stock Legend. The Seller agrees that the certificates evidencing the shares of Purchased Stock (and any other shares of Common Stock acquired hereunder) bear the following legend restricting their transferability under the Securities Act:

           THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"). NO SALE, OFFER TO SELL OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE MADE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT, OR AN OPINION OF COUNSEL TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

           (e) Public Reports. Seller has received, read and reviewed the Company's Annual Report on Form 10-K (for the year ended August 31, 2000) and Quarterly Report on Form 10-Q (for the quarterly period ended December 2, 2000).

           (f) Indemnification. The Seller shall indemnify and hold harmless each of the Company, its directors, officers, persons controlling the Company, any affiliate of the foregoing or any professional advisors thereto, from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which any of them may be put or which they may incur by reason of or in connection with any misrepresentation made by Seller, or any breach of any of Seller's warranties in this Agreement; provided, however, that the total amount payable in indemnity under this Section 2(f) shall not exceed the Note Price.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Seller that:

           (a) Authorization and Validity of Agreement. The Company has the corporate power and authority and has taken all necessary corporate actions to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all other actions required to be taken by it pursuant to the provisions hereof. This Agreement has been duly executed and delivered by the Company. This Agreement is legal, valid and binding upon and enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization, or other similar laws affecting the enforcement of creditors' rights generally.

           (b) No Conflict with Other Instruments. The Company is not subject to any agreement, instrument, judgment, order, document or other restriction of any kind that would prevent the consummation of the transactions contemplated by this Agreement. The consummation of the transactions hereunder will not cause a breach or default by the Company under any such agreement, instrument, judgment, order, or document to which the Company is a party.

           (c) Full Disclosure. The Company's Annual Report on Form 10-K (for the year ended August 31, 2000) and Quarterly Report on Form 10-Q (for the quarterly period ended December 2, 2000) and all other filings with the Commission made by the Company from April 1, 2000 to the date of execution of this Agreement, complied when filed, in all material respects, with all applicable requirements of the Securities Act and Securities Exchange Act of 1934, as amended ("Exchange Act"), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or therein necessary to make the statements contained therein not misleading in light of the circumstances under which they were made.

           (d) Validity of Purchased Stock. Upon issuance of the Purchased Stock (and any other shares of Common Stock acquired hereunder) and payment for the Purchased Stock, the shares of Purchased Stock (and any other shares of Common Stock acquired hereunder) will be duly and validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof and free and clear of all Liens imposed by or through the Company. The shares of Purchased Stock (and any other shares of Common Stock acquired hereunder) are not subject to any preemptive rights or any options or other rights of purchase.

     4. Release. By the surrender of the Note and acceptance of the Purchase Price therefor, the parties hereby release each other from any and all obligations under the Note and the Indenture, financial and otherwise, and relinquishes the right to any legal claim against the other party in connection with either the Note or the Indenture; it being understood that this release shall not apply to any claims of the parties hereto arising out of or relating to this Agreement or such other documents, agreements and instruments delivered in connection therewith.

     5. Confidentiality of Information. The Seller agrees to hold and to cause its representatives and affiliates to hold all information received from or concerning the Company in connection with the transactions contemplated by this Agreement in confidence, and not to use or disclose any of such information to any such third party, except to the extent such information may be made publicly available by the Company or except for disclosure required by law, or as requested by the Commission.

     6.    Registration Rights.

           (a) For purposes of this Section 6, the term "Purchased Stock" shall mean (i) the shares of Common Stock purchased by Seller pursuant to Section 1(c), (ii) any shares of Common Stock issued to Seller pursuant to this Section 6(a) and Section 6(g), and (iii) any securities issued prior to the effectiveness of the Registration Statement with respect to any share of Common Stock referred to in (i) and (ii) upon any conversion or exchange thereof, by way of stock dividend or stock split, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization. The Company hereby agrees to prepare and file with the Commission a registration statement on Form S-3, or any successor similar form (the "Registration Statement") with respect to the resale of the shares of Purchased Stock and to use its best efforts to cause the Registration Statement to be declared effective by the Commission. The parties hereto agree that if the Registration Statement has not been filed with the Commission by no later than 14 calendar days after execution of this Agreement (the "Registration Period"), the Company shall deliver an additional 75,000 shares of Common Stock to the Seller without any additional consideration therefor and, for each 14-calendar day period thereafter until the Registration Statement has been filed with the Commission, the Company shall deliver an additional 75,000 shares of Common Stock to the Seller without any additional consideration therefor. Notwithstanding the foregoing, if the Registration Statement has not been declared effective by the Commission on or before the 90th calendar day following the filing of the Registration Statement, the Company shall deliver 250,000 additional shares of Common Stock to the Seller without any additional consideration therefor.

           (b) In connection with the registration of the shares of Purchased Stock described in section 6(a), the Company agrees that it will:

           (i) Prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the

Registration Statement and use its best efforts to cause such Registration Statement to become and remain effective for the period of distribution set forth herein.

           (ii) Furnish to the Seller such number of copies of the Registration Statement and each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus (including each preliminary prospectus and summary prospectus) in conformity with the requirements of the Securities Act, and such documents, if any, incorporated by reference in such Registration Statement or prospectus, and such other documents as the Seller may reasonably request in order to facilitate the disposition of the shares of Purchased Stock owned by it that are included in such registration.

           (iii) Use its best efforts to register and qualify the securities covered by the Registration Statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Seller, keep such registration or qualification in effect for so long as the Registration Statement remains in effect, and do any or all acts and things which may be reasonably necessary to enable the Seller to consummate the disposition in such jurisdiction of the shares of Purchased Stock covered by the Registration Statement; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, to subject itself to taxation, or to file a general consent to service of process in any such states or jurisdictions.

           (iv) Use its best efforts (A) to list all securities covered by such Registration Statement on any securities exchange on which any of such securities shall then be listed or (B) in the event such securities shall not be so listed to have such registrable stock qualified for inclusion on The Nasdaq Small Cap Market System, if such securities are then so qualified, or to have such securities qualified for inclusion on The Nasdaq Over-the-Counter Bulletin Board.

           (v) Furnish to the Seller an opinion of counsel representing the Company for the purposes of such registration, dated the effective date of such registration, addressed to the Seller, stating that such Registration Statement shall have become effective under the Securities Act and that (1) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been instituted or shall be pending or contemplated under the Securities Act, and (2) the Registration Statement, the related prospectus and each amendment or supplement thereof comply as to form in material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or other financial data continued therein).

           (vi) For purposes of this Section 6, the period of distribution of registrable stock under the Registration Statement shall be deemed to extend until the earlier of the sale of all registrable stock covered thereby or one
(1) year after the effective date thereof, provided, however, that in the case of any registration of registrable stock on Form S-3 which shall be intended to be offered on a delayed or continuing basis, such one-year period shall be extended if necessary, to keep the Registration Statement effective until such registrable stock shall be sold, provided that Rule 415 under the Securities Act or any successor rule under the Securities Act permits an offering on a delayed or continued basis.

           (vii) Notify the Seller and (if requested by the Seller) confirm such advice in writing, (A) when or if the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,
(B) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the shares of Purchased Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (E) of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

           (viii) If any fact contemplated by clause (E) of paragraph (vii), above, shall exist, prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchaser of the shares of the Purchased Stock the prospectus will not contain an untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading.

           (ix) Use best efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment.

           (x) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its shareholders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first month of the first fiscal quarter after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

           (xi) Notwithstanding the foregoing, all expenses incurred in connection with a registration pursuant to this Agreement (excluding underwriters' and brokers' discounts and commissions), including, without limitation all federal and state "blue sky" registration and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

           (c) Obligation of Seller to Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the Seller shall furnish to the Company in writing such information regarding itself, the shares of Purchased Stock and Common Stock it then holds, and the intended method of disposition of such shares as shall reasonably be required to timely effect the registration of the shares of Purchased Stock.]

           (d) Deferral. If the Company shall furnish to the Seller a certificate signed by the President or Chief Executive Officer of the Company (a "Demand Deferral Notice") stating that, in the good faith judgment of the Board of Directors of the Company, and pursuant to a resolution of the Board of Directors, it would be seriously detrimental to the Company and its stockholders for such Registration Statement to be filed and it is therefore essential to defer the filing of such Registration Statement, then the Company shall have the right to defer such filing for a period of not more than 90 calendar days after the date such Demand Deferral Notice is furnished to the Seller; provided, however, that (i) the Company may not utilize this right more than once and (ii) the Demand Deferral Notice shall certify that the Board of Directors of the Company has discussed the issues involved and resolved to send the Demand Deferral Notice to Seller. Notwithstanding the foregoing, if such a Demand Deferral Notice is delivered to Seller, the Company shall continue to be obligated to deliver such additional shares as described in, and in accordance with, Section 6(a) above and Section 6(g) below.

           (e) Discontinuance of a Disposition of Registrable Shares. If any shares of Purchased Stock are registered for sale under the Securities Act, the Seller shall cease any distribution of such shares under the Registration Statement not more than once in any twelve-month period, for up to 90 calendar days each, upon the request of the Company if: (x) such distribution would require the public disclosure of material non-public information concerning any transaction or negotiations involving the Company or any of its affiliates that, in the good faith judgment of the Company's Board of Directors pursuant to a resolution of the Board of Directors, would materially interfere with such transaction or negotiations, (y) such distribution would otherwise require premature disclosure of information that, in the good faith judgment of the Company's Board of Directors pursuant to a resolution of the Board of Directors, would adversely affect or otherwise be detrimental to the Company or (z) the Company proposes to file a registration statement under the Securities Act for the offering and sale of securities for its own account in an underwritten offering and the managing underwriter therefor shall advise the Company in writing that in its opinion the continued distribution of the Purchased Stock would adversely affect the success of the offering of the securities proposed to be registered for the account of the Company. The Company shall promptly notify the Seller at such time as (i) such transactions or negotiations have been otherwise publicly disclosed or terminated, (ii) such non-public information has been publicly disclosed or counsel to the Company has determined that such disclosure is not required due to subsequent events or (iii) the completion of such underwritten offering.

           (f) "Market Stand-Off" Agreement. If in the opinion (a written copy of which shall be provided to Seller) of the managing underwriter for an offering of securities by the Company, market conditions require limitations on the number of shares being sold by the Company in the public offering requested by the Company, the Seller agrees that it will refrain from selling or otherwise transferring or disposing of any shares of

Purchased Stock or other shares of stock of the Company that it then owns (other than to stockholders, or affiliates of the Seller or to investment advisor to Seller who agree to be similarly bound) for a period of up to 90 calendar days following the effective date of the first Registration Statement of the Company filed under the Securities Act in connection with a public offering of the Common Stock after the date of this Agreement (other than a registration on Form S-4 or Form S-8). In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares of Purchased Stock and to impose stop transfer instructions with respect to the shares of Purchased Stock until the end of such period.

           (g) Additional Agreement. In the event the Closing Sale Price of the Common Stock is less than $0.90 per share (the "Trigger Price"), the Company shall deliver to the Seller such number of shares of Common Stock equal to the product of (i) the Trigger Price less the Closing Sale Price, and (ii) 1,660,000, divided by the Closing Sale Price; provided, however, that the Company shall not be required to deliver to the Seller in excess of 1,328,000 shares of Common Stock. Such shares shall be delivered to the Seller within ten business days following the Statement Effective Date. For purposes hereof, the "Closing Sale Price" shall mean the average closing sale price of a share of Common Stock for the 20 trading days prior to the third business day before the date the SEC declares the Registration Statement effective (the "Statement Effective Date").

     7. Indemnification. In connection with the Registration Statement described in section 6 above, or any Registration Statement prepared in connection with this Agreement:

           (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless the Seller, its investment advisor, any underwriter (as defined in the Securities Act), and all of their respective officers, managers, members, directors, shareholders, agents, employees or other control persons ("Related Persons") against any actions, costs, losses, claims, damages or liabilities ("Claims or Damages"), insofar as such Claims or Damages (or actions in respect thereto) arise out of or are based upon the following actions by the Company or its Related Persons: (i) any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by any party or its agents of the Securities Act, the Exchange Act, any federal or state securities law, or any rule or regulation promulgated under any of the foregoing in connection with the offering covered by such Registration Statement (collectively, "Violations"). The Company will reimburse the Seller and each of its Related Persons for any legal or other expenses they or any of them may incur in connection with investigating or defending any such Claims or Damages; provided, however, that the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such Claims or Damages if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such Claims or Damages to the extent that they arise out of or are based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Seller or any of its Related Persons.

           (b) By Seller. To the extent permitted by law, the Seller will indemnify and hold harmless the Company, any underwriter (as defined in the Securities Act), and all of their respective Related Persons, against any Claims or Damages they or any of them may incur insofar as such Claims or Damages (or actions in respect thereto) arise out of or are based upon any Violation of or by the Seller or its Related Persons, in each case to the extent (and only to the extent) that such Violation occurs in connection with written information furnished by the Seller expressly for use in connection with a registration; and the Seller will reimburse any legal or other expenses reasonably incurred by the Company, any underwriter and any of their respective Related Persons, in connection with investigating or defending any Claim or Damage; provided, however, that the indemnity agreement contained in this subsection 7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Seller, which consent shall not be unreasonably withheld or delayed; and provided further, that the total amounts payable in indemnity by the Seller under this Section 7(b) in respect of any Violation shall not exceed the net proceeds received by the Seller in the registered offering out of which such Violation arises.

           (c) Contribution. If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or Section 7(b) hereof (other than by reason of exceptions provided in those

Sections) in respect of any Claims or Damages referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claims or Damages in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Seller on the other in connection with the statements or omissions which resulted in such Claims or Damages, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Seller on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Seller and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the Claims or Damages referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

           The Company and the Seller agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(c), the Seller shall not be required to contribute any amount in excess of the amount by which the total price at which the Purchased Stock sold by the Seller and distributed to the public exceeds the amount of any damages which the Seller has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person (as defined in Section 2 of the Securities Act) guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

           (d) Notice. Promptly after receipt by an indemnified party under this
Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, to the extent that it is materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7, but such a failure will not relieve it of any liability that it might have to any indemnified party otherwise than under this Section 7.

           (e) Defect Eliminated in Final Prospectus or Supplement or Post-Effective Amendment. The foregoing indemnity agreements of the Company and the Seller are subject to the condition that, insofar as they relate to any Violation made (x) in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the Registration Statement in question becomes effective or in the amended prospectus filed with the Commission pursuant to Commission Rule 424(b) (the "Final Prospectus") or
(y) in the Final Prospectus but eliminated or remedied in a supplement or post-effective amendment contemplated by Section 6(viii) hereof, as applicable, such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus or such supplement or post-effective amendment, as applicable, was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

     8. Survival. The obligations of the Company and the Seller under Sections 6 and 7 shall survive the completion of any resale of Purchased Stock by the Seller in a Registration Statement. The representations and warranties of the parties under Sections 2 and 3 (except for the representation in Section 3(d) which shall survive indefinitely) hereof, respectively, shall survive for a period of one year from the date hereof.

     9.    Miscellaneous.

           (a) This Agreement shall bind the parties, their respective heirs, administrators, executors, successors and assigns.

           (b) Each party hereto will, upon request, execute and deliver any additional documents deemed by the other party to be necessary or desirable to complete the transactions contemplated hereby.

           (c) All prior or contemporaneous agreements, contracts, promises, representations and statements, if any, between the parties hereto pertaining to the transactions contemplated hereby, are merged into this Agreement. This Agreement sets forth the entire understanding between the parties, and there are no terms, conditions, representations, warranties or covenants other than those contained herein.

           (d) Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth on the signature page hereto or as subsequently modified by written notice.

           (e) This Agreement, and any provision hereof, may not be amended, modified, released or discharged, in whole or in part, except by a writing signed by the parties hereto.

           (f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

           (g) The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

           (h) This Agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws.

           (i) Except as otherwise provided in Section 6, the Seller will bear all costs, fees and expenses incurred by it in connection with the negotiation, documentation, and/or enforcement of its rights under this Agreement and any related matters or documents.

                            [Signature Page Follows]

               The parties have executed this Note and Common Stock Purchase Agreement as of the date first written above.

                                      COMPANY:
                                      ACCLAIM ENTERTAINMENT, INC.

                                      By:
                                              --------------------------------
                                              Name:
                                              Title:

                                      Address:   One Acclaim Plaza
                                                 Glen Cove, NY 11542

                                      Facsimile No.:

                                      SELLER:

                                      Alexandra Global Investment Fund I, Ltd.

                                      By:
                                              --------------------------------
                                              Name:
                                              Title:

                                      Address:   Citco Building
                                                 Wikhams Cay
                                                 P.O. Box 662, Road Town,
                                                 Tortola, British Virgin Islands

                                      Facsimile No.:  (599-9) 723-2225

                                                                       Exhibit 3
                                                                       ---------

                             NOTE PURCHASE AGREEMENT
                             -----------------------

        This Note Purchase Agreement (the "Agreement") is made this 14th day of June, 2001 (the "Effective Date") by and between Alexandra Global Investment Fund I, Ltd., a British Virgin Islands international business company (the "Seller"), and Acclaim Entertainment, Inc., a Delaware corporation (the "Company").

                                    RECITALS
                                    --------

        WHEREAS, the Seller is the legal and beneficial owner and holder of certain of the Company's note(s) in the aggregate principal amount of $6,650,000 (the "Note"), originally issued as part of the Company's private placement of $50,000,000 aggregate principal amount of 10% Convertible Subordinated Notes due in 2002 (the "Issuance");

        WHEREAS, both the Issuance and the Note are governed by an Indenture between the Company and IBJ Schroeder Bank & Trust Company (the "Trustee"), dated as of February 26, 1997 (the "Indenture"); and

        WHEREAS, the Company wishes to purchase the Note from Seller upon the terms and subject to the conditions of this Agreement, for consideration (the "Purchase Price") consisting solely of 2,021,882 shares (the "Purchase Stock") of the Company's common stock, par value $0.02 per share (the "Common Stock").

                                    AGREEMENT
                                    ---------

     The parties hereto hereby agree as follows:

     1.    Purchase and Sale.

           (a) Purchase and Sale of Note. The Seller hereby transfers, assigns and sells to the Company, and the Company hereby purchases from the Seller, the Note (plus accrued interest thereon) for an aggregate Purchase Price consisting of the Purchase Stock (the "Note Price").

           (b) Delivery of Note. The parties acknowledge that the Seller has instructed Credit Suisse First Boston (Europe) Limited to transfer the Note to the Trustee, and the Company has in turn instructed the Trustee to cancel the Note upon consummation of the transactions contemplated hereby.

           (c) Delivery of Purchase Stock. The Company has delivered to the Seller share certificate no. _____ representing the shares of Purchase Stock, and the Seller hereby acknowledges receipt thereof.

     2. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Company that:

           (a) Right, Title and Interest to Note. The Seller is the legal and beneficial owner of the Note and is in valid possession of all right, title and interest to the Note, and when the Note is delivered to the Company pursuant hereto, the Company will acquire good and marketable title thereto, free and clear of all liens, restrictions, claims, charges and encumbrances ("Liens") and is not subject to any adverse claim.

           (b) Authorization and Validity of Agreement. The Seller has the power and authority and has taken all necessary actions to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all other actions required to be taken by it pursuant to the provisions hereof. This Agreement has been duly executed and delivered by the Seller. This Agreement is legal, valid and binding upon and enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization, or other similar laws affecting the enforcement of creditors' rights generally.

           (c) No Conflict with Other Instruments. The Seller is not subject to any agreement, instrument, judgment, order, document or other restriction of any kind that would prevent the consummation of the transactions contemplated by this Agreement. The consummation of the transactions hereunder will not cause a breach or default by the Seller under any such agreement, instrument, judgment, order, or document to which the Seller is a party.

           (d) Investment Representations. Subject to the registration provisions set forth in Section 6 of this Agreement, the Seller understands that the shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Seller also understands that the shares of Purchase Stock (and such other shares of Common Stock)are being issued to Seller pursuant to an exemption from registration contained in the Securities Act based in part upon Seller's representations contained in this Section 2(d) and Section 2(e). In that regard, the Seller hereby represents and warrants as follows:

           (i) Seller Bears Economic Risk. The Seller has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Seller understands and accepts that it must bear the economic risk of this investment indefinitely unless the shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) are registered pursuant to the Securities Act, or an exemption from registration is available. Section 6 of this Agreement contains Seller's registration rights for the Purchase Stock and any other shares of Common Stock issued to Seller pursuant to this Agreement.

           (ii) Acquisition for Own Account. The Seller is acquiring the shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) for the Seller's own account for investment only, and not with a view towards, or for resale in connection with (except as may be set forth in the "Plan of Distribution" section contained in the Registration Statement (as hereinafter defined)), their distribution in any transaction that would be in violation of the securities laws of the United States of America or any State thereof. Seller understands that the Purchase Stock (and any other shares of Common Stock acquired hereunder) have not been approved or disapproved by the Securities and Exchange Commission (the "Commission"), or any other federal or state agency, nor has the Commission or any such agency passed upon the accuracy or adequacy of any of the information provided to the Seller.

           (iii) Accredited Investor. The Seller is an "accredited investor" within the meaning of Regulation D under the Securities Act. The address of Seller set forth on the signature page hereto is Seller's current address.

           (iv) Company Information. The Seller has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. The Seller has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of its investment in the shares of Purchase Stock.

           (v) No Oral Representations. In making the Seller's investment in the Company, no oral representations or warranties have been made to the Seller. The Seller acknowledges that it has been advised that no person is authorized to give any information or to make any statement not contained in any of the written information provided to the Seller by the Company and that any information or statement not made by such person must not be relied upon as having been authorized by the Company or any professional advisors or counsel thereto. The Seller and the Seller's representatives must rely on their own due diligence of the Company and any other investigations deemed necessary for the purpose of determining whether to proceed with the investment in the Company.

           (vi) Purchase Stock Legend. The Seller agrees that the certificates evidencing the shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) bear the following legend restricting their transferability under the Securities Act:

           THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"). NO SALE, OFFER TO SELL OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE MADE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT, OR AN OPINION OF COUNSEL TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

           (e) Public Reports. Seller has received, read and reviewed the Company's Annual Report on Form 10-K (for the year ended August 31, 2000), Quarterly Report on Form 10-Q (for the quarterly period ended December 2, 2000) and Quarterly Report on Form 10-Q (for the quarterly period ended March 3, 2001) and has received a copy of Amendment No. 1 dated June [12], 2001 to the Company's'Registration Statement on Form S-3 (File No. 333-59048).

           (f) Indemnification. The Seller shall indemnify and hold harmless each of the Company, its directors, officers, persons controlling the Company, any affiliate of the foregoing or any professional advisors thereto, from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which any of them may be put or which they may incur by reason of or in connection with any misrepresentation made by Seller, or any breach of any of Seller's warranties in this Agreement; provided, however, that the total amount payable in indemnity under this Section 2(f) shall not exceed the Note Price.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Seller that:

           (a) Authorization and Validity of Agreement. The Company has the corporate power and authority and has taken all necessary corporate actions to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to take all other actions required to be taken by it pursuant to the provisions hereof. This Agreement has been duly executed and delivered by the Company. This Agreement is legal, valid and binding upon and enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, fraudulent conveyance, reorganization, or other similar laws affecting the enforcement of creditors' rights generally.

           (b) No Conflict with Other Instruments. The Company is not subject to any agreement, instrument, judgment, order, document or other restriction of any kind that would prevent the consummation of the transactions contemplated by this Agreement. The consummation of the transactions hereunder will not cause a breach or default by the Company under any such agreement, instrument, judgment, order, or document to which the Company is a party.

           (c) Full Disclosure. The Company's Annual Report on Form 10-K (for the year ended August 31, 2000), Quarterly Report on Form 10-Q (for the quarterly period ended December 2, 2000), and Quarterly Report on Form 10-Q (for the quarterly period ended March 3, 2001) and all other filings with the Commission made by the Company from April 1, 2000 to the date of execution of this Agreement, complied when filed, in all material respects, with all applicable requirements of the Securities Act and Securities Exchange Act of 1934, as amended ("Exchange Act"), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or therein necessary to make the statements contained therein not misleading in light of the circumstances under which they were made.

           (d) Validity of Purchase Stock. Upon issuance of the Purchase Stock (and any other shares of Common Stock acquired hereunder) and payment for the Purchase Stock, the shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) will be duly and validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof and free and clear of all Liens imposed by or through the Company. The shares of Purchase Stock (and any other shares of Common Stock acquired hereunder) are not subject to any preemptive rights or any options or other rights of purchase.

     4. Release. By the surrender of the Note and acceptance of the Purchase Price therefor, the parties hereby release each other from any and all obligations under the Note and the Indenture, financial and otherwise, and relinquishes the right to any legal claim against the other party in connection with either the Note or the Indenture; it being understood that this release shall not apply to any claims of the parties hereto arising out of or relating to this Agreement or such other documents, agreements and instruments delivered in connection therewith.

     5. Confidentiality of Information. The Seller agrees to hold and to cause its representatives and affiliates to hold all information received from or concerning the Company in connection with the transactions contemplated by this Agreement in confidence, and not to use or disclose any of such information to any such third party, except to the extent such information may be made publicly available by the Company or except for disclosure required by law, or as requested by the Commission.

     6.    Registration Rights.

           (a) For purposes of this Section 6, the term "Purchase Stock" shall mean (i) the shares of Common Stock issued to Seller pursuant to Sections 1(a) and 1(c), and (ii) any securities issued prior to the effectiveness of the Registration Statement with respect to any share of Common Stock referred to in
(i) and (ii) upon any conversion or exchange thereof, by way of stock dividend or stock split, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization. The Company hereby agrees to use its best efforts to include the Purchase Stock in a pre-effective amendment to the Registration Statement on Form S-3 (File No. 333-59048) previously filed by the Company on April 16, 2001, or if such inclusion is not possible to prepare and file with the Commission a registration statement on Form S-3, or any successor similar form with respect to the resale of the shares of Purchase Stock, (the "Registration Statement"), and to use its best efforts to cause the Registration Statement to be declared effective by the Commission. Notwithstanding the foregoing, if the Registration Statement has not been declared effective by the Commission on or before August 16, 2001, the Company shall deliver 250,000 additional shares of Common Stock to the Seller without any additional consideration therefor.

           (b) In connection with the registration of the shares of Purchase Stock described in section 6(a), the Company agrees that it will:

           (i) Prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Registration Statement and use its best efforts to cause such Registration Statement to become and remain effective for the period of distribution set forth herein.

           (ii) Furnish to the Seller such number of copies of the Registration Statement and each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus (including each preliminary prospectus and summary prospectus) in conformity with the requirements of the Securities Act, and such documents, if any, incorporated by reference in such Registration Statement or prospectus, and such other documents as the Seller may reasonably request in order to facilitate the disposition of the shares of Purchase Stock owned by it that are included in such registration.

           (iii) Use its best efforts to register and qualify the securities covered by the Registration Statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Seller, keep such registration or qualification in effect for so long as the Registration Statement remains in effect, and do any or all acts and things which may be reasonably necessary to enable the Seller to consummate the disposition in such jurisdiction of the shares of Purchase Stock covered by the Registration Statement; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, to subject itself to taxation, or to file a general consent to service of process in any such states or jurisdictions.

           (iv) Use its best efforts (A) to list all securities covered by such Registration Statement on any securities exchange on which any of such securities shall then be listed or (B) in the event such securities shall not be so listed to have such registrable stock qualified for inclusion on The Nasdaq Small Cap Market System, if such securities are then so qualified, or to have such securities qualified for inclusion on The Nasdaq Over-the-Counter Bulletin Board.

           (v) Furnish to the Seller an opinion of counsel representing the Company for the purposes of such registration, dated the effective date of such registration, addressed to the Seller, stating that such Registration Statement shall have become effective under the Securities Act and that (1) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been instituted or shall be pending or contemplated under the Securities Act, and (2) the Registration Statement, the related prospectus and each amendment or supplement thereof comply as to form in material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or other financial data continued therein).

           (vi) For purposes of this Section 6, the period of distribution of registrable stock under the Registration Statement shall be deemed to extend until the earlier of the sale of all registrable stock covered thereby or one
(1) year after the effective date thereof, provided, however, that in the case of any registration of registrable stock on Form S-3 which shall be intended to be offered on a delayed or continuing basis, such one-year period shall be extended if necessary, to keep the Registration Statement effective until such registrable stock shall be sold, provided that Rule 415 under the Securities Act or any successor rule under the Securities Act permits an offering on a delayed or continued basis.

           (vii) Notify the Seller and (if requested by the Seller) confirm such advice in writing, (A) when or if the prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,
(B) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the shares of Purchase Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (E) of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

           (viii) If any fact contemplated by clause (E) of paragraph (vii), above, shall exist, prepare a supplement or post-effective amendment to the Registration Statement or the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchaser of the shares of the Purchase Stock the prospectus will not contain an untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading.

           (ix) Use best efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment.

           (x) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its shareholders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first month of the first fiscal quarter after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

           (xi) Notwithstanding the foregoing, all expenses incurred in connection with a registration pursuant to this Agreement (excluding underwriters' and brokers' discounts and commissions), including, without limitation all federal and state "blue sky" registration and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

           (c) Obligation of Seller to Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the Seller shall furnish to the Company in writing such information regarding itself, the shares of Purchase Stock and Common Stock it then holds, and the intended method of disposition of such shares as shall reasonably be required to timely effect the registration of the shares of Purchase Stock.

           (d) Deferral. If the Company shall furnish to the Seller a certificate signed by the President or Chief Executive Officer of the Company (a "Demand Deferral Notice") stating that, in the good faith judgment of the Board of Directors of the Company, and pursuant to a resolution of the Board of Directors, it would be seriously detrimental to the Company and its stockholders for such Registration Statement to be filed and it is therefore essential to defer the filing of such Registration Statement, then the Company shall have the right to defer such filing for a period of not more than 90 calendar days after the date such Demand Deferral Notice is furnished to the Seller; provided, however, that (i) the Company may not utilize this right more than once and (ii) the Demand Deferral Notice shall certify that the Board of Directors of the Company has discussed the issues involved and resolved to send the Demand Deferral Notice to Seller. Notwithstanding the foregoing, if such a Demand Deferral Notice is delivered to Seller, the Company shall continue to be obligated to deliver such additional shares as described in, and in accordance with, Section 6(a).

           (e) Discontinuance of a Disposition of Registrable Shares. If any shares of Purchase Stock are registered for sale under the Securities Act, the Seller shall cease any distribution of such shares under the Registration Statement not more than once in any twelve-month period, for up to 90 calendar days each, upon the request of the Company if: (x) such distribution would require the public disclosure of material non-public information concerning any transaction or negotiations involving the Company or any of its affiliates that, in the good faith judgment of the Company's Board of Directors pursuant to a resolution of the Board of Directors, would materially interfere with such transaction or negotiations, (y) such distribution would otherwise require premature disclosure of information that, in the good faith judgment of the Company's Board of Directors pursuant to a resolution of the Board of Directors, would adversely affect or otherwise be detrimental to the Company or (z) the Company proposes to file a registration statement under the Securities Act for the offering and sale of securities for its own account in an underwritten offering and the managing underwriter therefor shall advise the Company in writing that in its opinion the continued distribution of the Purchase Stock would adversely affect the success of the offering of the securities proposed to be registered for the account of the Company. The Company shall promptly notify the Seller at such time as (i) such transactions or negotiations have been otherwise publicly disclosed or terminated, (ii) such non-public information has been publicly disclosed or counsel to the Company has determined that such disclosure is not required due to subsequent events or (iii) the completion of such underwritten offering.

           (f) "Market Stand-Off" Agreement. If in the opinion (a written copy of which shall be provided to Seller) of the managing underwriter for an offering of securities by the Company, market conditions require limitations on the number of shares being sold by the Company in the public offering requested by the Company, the Seller agrees that it will refrain from selling or otherwise transferring or disposing of any shares of Purchase Stock or other shares of stock of the Company that it then owns (other than to stockholders, or affiliates of the Seller or to investment advisor to Seller who agree to be similarly bound) for a period of up to 90 calendar days following the effective date of the first Registration Statement of the Company filed under the Securities Act in connection with a public offering of the Common Stock after the date of this Agreement (other than a registration on Form S-4 or Form S-8). In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares of Purchase Stock and to impose stop transfer instructions with respect to the shares of Purchase Stock until the end of such period.

     7. Indemnification. In connection with the Registration Statement described in section 6 above, or any Registration Statement prepared in connection with this Agreement:

           (a) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless the Seller, its investment advisor, any underwriter (as defined in the Securities Act), and all of their respective officers, managers, members, directors, shareholders, agents, employees or other control persons ("Related Persons") against any actions, costs, losses, claims, damages or liabilities ("Claims or Damages"), insofar as such Claims or Damages (or actions in respect thereto) arise out of or are based upon the following actions by the Company or its Related Persons: (i) any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or
(iii) any violation or alleged violation by any party or its agents of the Securities Act, the Exchange Act, any federal or state securities law, or any rule or regulation promulgated under any of the foregoing in connection with the offering covered by such Registration Statement (collectively, "Violations"). The Company will reimburse the Seller and each of its Related Persons for any legal or other expenses they or any of them may incur in connection with investigating or defending any such Claims or Damages; provided, however, that the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such Claims or Damages if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such Claims or Damages to the extent that they arise out of or are based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Seller or any of its Related Persons.

           (b) By Seller. To the extent permitted by law, the Seller will indemnify and hold harmless the Company, any underwriter (as defined in the Securities Act), and all of their respective Related Persons, against any Claims or Damages they or any of them may incur insofar as such Claims or Damages (or actions in respect thereto) arise out of or are based upon any Violation of or by the Seller or its Related Persons, in each case to the extent (and only to the extent) that such Violation occurs in connection with written information furnished by the Seller expressly for use in connection with a registration; and the Seller will reimburse any legal or other expenses reasonably incurred by the Company, any underwriter and any of their respective Related Persons, in connection with investigating or defending any Claim or Damage; provided, however, that the indemnity agreement contained in this subsection 7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Seller, which consent shall not be unreasonably withheld or delayed; and provided further, that the total amounts payable in indemnity by the Seller under this Section 7(b) in respect of any Violation shall not exceed the net proceeds received by the Seller in the registered offering out of which such Violation arises.

           (c) Contribution. If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or Section 7(b) hereof (other than by reason of exceptions provided in those Sections) in respect of any Claims or Damages referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claims or Damages in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Seller on the other in connection with the statements or omissions which resulted in such Claims or Damages, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Seller on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Seller and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the Claims or Damages referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

     The Company and the Seller agree that it would not be just and equitable if contribution pursuant to this Section 7(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(c), the Seller shall not be required to contribute any amount in excess of the amount by which the total price at which the Purchase Stock sold by the Seller and distributed to the public exceeds the amount of any damages which the Seller has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person (as defined in Section 2 of the Securities Act) guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

           (d) Notice. Promptly after receipt by an indemnified party under this
Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, to the extent that it is materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7, but such a failure will not relieve it of any liability that it might have to any indemnified party otherwise than under this Section 7.

           (e) Defect Eliminated in Final Prospectus or Supplement or Post-Effective Amendment. The foregoing indemnity agreements of the Company and the Seller are subject to the condition that, insofar as they relate to any Violation made (x) in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the Registration Statement in question becomes effective or in the amended prospectus filed with the Commission pursuant to Commission Rule 424(b) (the "Final Prospectus") or
(y) in the Final Prospectus but eliminated or remedied in a supplement or post-effective amendment contemplated by Section 6(viii) hereof, as applicable, such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus or such supplement or post-effective amendment, as applicable, was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

     8. Survival. The obligations of the Company and the Seller under Sections 6 and 7 shall survive the completion of any resale of Purchase Stock by the Seller in a Registration Statement. The representations and warranties of the parties under Sections 2 and 3 (except for the representation in Section 3(d) which shall survive indefinitely) hereof, respectively, shall survive for a period of one year from the date hereof.

     9.    Miscellaneous.

           (a) This Agreement shall bind the parties, their respective heirs, administrators, executors, successors and assigns.

           (b) Each party hereto will, upon request, execute and deliver any additional documents deemed by the other party to be necessary or desirable to complete the transactions contemplated hereby.

           (c) All prior or contemporaneous agreements, contracts, promises, representations and statements, if any, between the parties hereto pertaining to the transactions contemplated hereby, are merged into this Agreement. This Agreement sets forth the entire understanding between the parties, and there are no terms, conditions, representations, warranties or covenants other than those contained herein.

           (d) Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth on the signature page hereto or as subsequently modified by written notice.

           (e) This Agreement, and any provision hereof, may not be amended, modified, released or discharged, in whole or in part, except by a writing signed by the parties hereto.

           (f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

           (g) The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

           (h) This Agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws.

           (i) Except as otherwise provided in Section 6, the Seller will bear all costs, fees and expenses incurred by it in connection with the negotiation, documentation, and/or enforcement of its rights under this Agreement and any related matters or documents.

                            [Signature Page Follows]

           The parties have executed this Note Purchase Agreement as of the date first written above.

                                     COMPANY:

                                     ACCLAIM ENTERTAINMENT, INC.

                                     By:
                                          -------------------------------
                                     Name:
                                     Title:

                                      Address:  One Acclaim Plaza
                                                Glen Cove, NY 11542

                                      Facsimile No.:

                                     SELLER:

                                     ALEXANDRA GLOBAL INVESTMENT FUND I, LTD.

                                     By:
                                         --------------------------------

                                     Name:
                                     Title:

                                     Address:  Citco Building
                                               Wickhams Cay
                                               P.O. Box 662, Road Town,
                                               Tortola, British Virgin Islands



                                    Facsimile No.: (599-9) 732-2225